Exhibit 4.12

MASTER LICENSE AGREEMENT

Effective as of this 3rd day of February, 2004 (the “Effective Date”), this Master License Agreement (“Agreement”) is made by and between BioProgress Technology International Inc. (“BioProgress”), a Nevada Corporation which is a wholly owned subsidiary of BioProgress PLC (“BioProgress Plc”), a company having a principal place of business at Hostmoor Avenue, March, Cambridgeshire, PE15 0AX, United Kingdom, and FMC Corporation, a company having a principal place of business at 1735 Market St., Philadelphia, PA (“FMC”).

WHEREAS, BioProgress, BioProgress Plc, and FMC are entering into herewith a global strategic alliance pursuant to the NRobe™ Agreements (as defined below) whereby FMC will receive an exclusive worldwide license for NRobe™ (as defined below) for all uses, pursuant to which: (i) FMC will be solely responsible for commercialization of NRobe™ and related films, and (ii) FMC will buy NRobe™ Equipment (as defined below) from BioProgress Plc for resale or license with the NRobe™ System to customers around the world;

WHEREAS, BioProgress and BioProgress Plc and FMC have acknowledged that to implement their long-term strategic alliance the NRobe™ Agreements relating to licensing, film supply and equipment sale and development will be required;

WHEREAS, BioProgress is the sole owner of all right, title, and interest in and to certain inventions, technology, know-how, and patent applications (see Exhibits A and B), relating to NRobe™, and BioProgress has the right to grant the rights transferred under this Agreement;

WHEREAS, FMC is desirous of acquiring from BioProgress the exclusive worldwide commercialization rights to the aforesaid inventions, technology, know-how, and patents applications;

WHEREAS, BioProgress Plc agrees to guarantee the performance of BioProgress under this Agreement; and

WHEREAS, BioProgress is willing to grant such rights upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties agree as follows:

Article One - Definitions

1.1 The term “NRobe™ System” as used herein refers to *

1.2 The term “TERRITORY”, as used herein shall mean the entire world.

1.3 The term “LICENSED PATENT APPLICATIONS” shall mean *

1.4 The term “NET SALES PRICE” means the aggregate United States dollar equivalent of gross revenues derived by or payable to FMC or its Affiliates or sublicensees from or on account of the sale of NRobe™ Film to third parties, less (a) reasonable credits or allowances, if any, actually granted on account of recalls or rejections of NRobe™ Film previously sold, and (b) excise taxes, sales taxes, value added taxes, consumption taxes, customs and other duties or other taxes imposed upon and paid with respect to such sales (excluding income or franchise taxes of any kind), (c) separately itemized transportation costs incurred in shipping NRobe™ Film to such third parties, and (d) regular arm’s length trade and volume discounts (collectively, the items in clauses (a), (b), (c) and (d) are referred to as the “Permitted Deductions”). No deduction shall be made for any item of cost incurred by FMC, its Affiliates, or sublicensees in preparing, manufacturing, shipping or selling NRobe™ Film except for Permitted Deductions.

The calculation of NET SALES PRICE shall be subject to the following:

(i) If any such sales to third parties of NRobe™ Film are made in transactions that are not at arm’s length between the buyer and the seller, then the gross amount to be included in the calculation of NET SALES PRICE shall be the amount that would have been invoiced had the transaction been conducted at arm’s length; it being understood that such amount that would have been invoiced shall be determined, wherever possible, by reference to the average selling price of the relevant NRobe™ Film in arm’s-length transactions in the United States of America at the relevant time period.

(ii) If FMC or its Affiliates or sublicensees sells any NRobe™ Film in unfinished form to a third party for resale, then the gross amount to be included in the calculation of NET SALES PRICE arising from such sale shall be the amount invoiced by the third party upon resale, in lieu of the amounts invoiced by FMC or its Affiliates or sublicensees when selling the NRobe™ Film in unfinished form. Otherwise, where FMC or its Affiliate or sublicensees sells any NRobe™ Film in finished form to a third party that does not require a sublicense under the Licensed Patent Applications or any patents then owned or licensed by FMC, its Affiliates or sublicensees for further resale (each such third party hereinafter in the paragraph a “Distributor”), the amount to be included in the calculation of Net Sales shall be the price invoiced from FMC or its Affiliate or sublicensees to the Distributor, not the amount invoiced by the Distributor upon resale. If, in addition to or in lieu of a transfer price paid for quantities of NRobe™ Film supplied, any Distributor provides consideration to FMC or its Affiliate or sublicensees in connection with any NRobe™ Film or the Distributor’s rights or relationship with FMC or its Affiliate or sublicensees in relation thereto, then such consideration shall be included in the calculation of NET SALES PRICE.

(iii) NET SALES PRICE shall be determined from books and records maintained in accordance with United States generally accepted accounting principles consistently applied (“GAAP”), all as consistently applied throughout the organization and across all products of the entity whose sales of NRobe™ Film are giving rise to NET SALES PRICE.

(iv) Fair market value shall be assigned to any and all non-cash consideration such as but not limited to any credit, barter, benefit, advantage or concession received by FMC or its Affiliates or sublicensees in payment for NRobe™ Film.

(v) Where NRobe™ Film is not sold, but otherwise disposed of, the NET SALES PRICE of such NRobe™ Film for the purpose of computing royalties shall be the selling price at which such NRobe™ Film of a similar kind and quality is currently being offered for sale by FMC or its Affiliates or sublicensees. Where such NRobe™ Film is not currently being offered for sale by FMC or its Affiliates or sublicensees, the NET SALES PRICE, for purpose of computing royalties, shall be the average selling price at which films of similar kind and quality are then currently being offered for sale by FMC or its Affiliates or sublicensees. Where such NRobe™ Film or films of similar kind and quality are not currently sold or offered for sale by FMC or its Affiliates or sublicensees, then the NET SALES PRICE, for the purpose of computing royalties, shall be the cost of manufacture of FMC or its Affiliate or sublicensees (which cost of manufacture shall be calculated in accordance with GAAP and based upon the most recently-completed fiscal year, all of which shall be subject to Section 5.4 below), plus thirty percent (30%). As used in this paragraph, NRobe™ Film “otherwise disposed of” means: (1) NRobe™ Film not sold but delivered by FMC or its Affiliates or sublicensees to others (including deliveries for export), regardless of the basis of compensation; and (2) NRobe™ Film not sold independently as such but sold by FMC or its Affiliates or sublicensees as a component or constituent of other products or services. For the purpose of computing royalties, the term “otherwise disposed of” in this paragraph shall not include NRobe™ Film provided by FMC or its Affiliates or sublicensees on its own or as a component or constituent of other products or services to a third party for the purpose of business and technical evaluation or development.

1.5 The term “TECHNICAL INFORMATION” shall mean all unpublished research and development, know-how, trade secrets and technical data in the possession of BioProgress at the effective date of this Agreement that relate to NRobe™ (but in all cases excluding such information that is limited solely to TabWrap, Septum and/or Swallow having no applicability to the NRobe™ System).

1.6 The term “NRobe Agreements” refers to this Agreement and each of the Framework Agreement, Trademark Assignment Agreement, Film Supply Agreement and the Equipment Purchase Agreement by and between FMC and BioProgress or BioProgress Plc as the case may be.

1.7 The term “Affiliate” refers to any company or other entity or person owning, owned by or commonly controlled by a Party.

1.8 The term * shall mean: *

1.9 The term “Tablet” means any substance (which may be mixed with excipients) that is pressed into a solid form such that it is suitable for subsequent handling and packaging regardless if such is subsequently coated.

Article Two – Grant of Patent Rights

2.1 Subject to the terms and conditions set forth herein, BioProgress hereby grants to FMC an exclusive, worldwide license to make, use, sell, offer for sale and import all inventions described and claimed in the LICENSED PATENT APPLICATIONS in Exhibit A in all fields and TERRITORY including improvements thereto, and BioProgress shall receive from FMC (i) a non-exclusive, worldwide, royalty free, perpetual license to make, use, sell, import and offer for sale TabWrap, Septum and Swallow under the LICENSED PATENT APPLICATIONS in Exhibit A including BioProgress improvements thereto, and (ii) a non-exclusive, worldwide, royalty free, perpetual license to make, use, sell, import and offer for sale the NRobe™ Film under LICENSED PATENT APPLICATIONS in Exhibit A including BioProgress improvements (x) pursuant to the Film Supply Agreement, and (y) in the fields of TabWrap, Septum and Swallow

2.2 Subject to the terms and conditions set forth herein, BioProgress hereby grants to FMC an exclusive, worldwide license to make, use, sell, offer for sale and import NRobe™ Film, NRobe™ Equipment and NRobe™ Process under the LICENSED PATENT APPLICATIONS in Exhibit B in the field of the NRobe™ System in the TERRITORY including improvements thereto, and BioProgress shall receive from FMC (i) a non-exclusive, worldwide, royalty free, perpetual license to make, use, sell, import and offer for sale TabWrap, Septum and Swallow under the LICENSED PATENT APPLICATIONS in Exhibit B including BioProgress improvements thereto, and (ii) a non-exclusive, worldwide, royalty free, perpetual license to make, use, sell, import and offer for sale the NRobe™ Film under LICENSED PATENT APPLICATIONS in Exhibit B including BioProgress improvements thereto (x) pursuant to the Film Supply Agreement, and (y) in the fields of TabWrap, Septum and Swallow. FMC acknowledges that the license hereby granted to it under this Article 2.2 does not extend to any other application, including for the avoidance of doubt, TabWrap, Septum and Swallow.

2.3 Each of FMC and BioProgress shall have the right to sublicense under Articles 2.1 and 2.2.

2.4 Unless terminated sooner pursuant to this Agreement, the term of the licenses granted herein to FMC shall begin as of the Effective Date hereof and shall terminate upon the last to expire patent granting from LICENSED PATENT APPLICATIONS.

2.5 FMC grants to BioProgress Plc an exclusive, fully paid up, royalty-free, worldwide license to make or have made NRobe™ Equipment for sale only to FMC in the Territory. The terms and conditions governing such sale are set forth in the Equipment Purchase Agreement executed herewith. FMC acknowledges that BioProgress Plc intends to have a third party specialty manufacturer (“Contract Manufacturer”) produce the NRobe™ Equipment under its supervision for sale only to FMC. In order to enable BioProgress Plc and its Contract Manufacturer to meet its obligations under the Equipment Purchase Agreement, FMC shall also grant to BioProgress Plc a limited non-exclusive worldwide right to use the NRobe™ Equipment, NRobe™ Solid Form, NRobe™ Process and NRobe™ Film solely for purposes of determining whether the NRobe™ Equipment is compliant with the specifications set forth in the Equipment Purchase Agreement and for such other purposes as contemplated by the NRobe™ Agreements. The term of the licenses to BioProgress Plc in this paragraph shall be subject to the terms set forth in the Equipment Purchase Agreement. BioProgress Plc shall not have any right to sublicense.

2.6 BioProgress Plc shall receive from FMC a right of first refusal to any sublicense to NRobe™ fields outside of pharmaceutical (inclusive of prescription, over the counter, generic, nutraceutical, veterinary, etc), personal care (inclusive of cosmetics), food, household care and medical materials prior to FMC granting such sublicense rights in such fields to any third party. To exercise its right of first refusal, BioProgress Plc must be able to meet or exceed the net present value of the opportunity proposed. BioProgress Plc shall have thirty (30) days to determine: (i) whether it is able to meet or exceed the value of the opportunity proposed; (ii) whether it desires to receive such sublicense; and (iii) advise FMC of its decision. Furthermore, should BioProgress Plc approach FMC with a proposal for commercializing NRobe™ in a field outside pharmaceutical, personal care, food, household care or medical materials, FMC shall have an option to either: (i) have the right of first refusal to either meet or exceed the net present value of the opportunity proposed and where FMC exercises such right of first refusal, it shall within twelve (12) months of such exercise use reasonable commercial efforts to effect such commercialization failing which such right of first refusal shall be deemed to have lapsed and sub-clause (ii) next following shall apply (and BioProgress Plc shall be entitled to request FMC to provide information of such efforts in reasonable detail), or (ii) grant BioProgress Plc a sublicense for such purpose, in which case, FMC shall be the preferred supplier of NRobe™ Film for the subject application.

2.7 BioProgress shall be primarily responsible for prosecuting the LICENSED PATENT APPLICATIONS in Exhibits A and B including all filings associated therewith. BioProgress shall be responsible for payment of all costs associated therewith. BioProgress shall advise FMC of all foreign filing decisions within thirty (30) days of the date that such foreign filings are due. If BioProgress elects not to file the LICENSED PATENT APPLICATIONS in any particular country or region, then FMC shall have the right to file in that country or region in its own name and at its own expense and BioProgress agrees to assist FMC with such filings and subsequent prosecution. FMC will participate in the drafting and prosecution of any LICENSED PATENT APPLICATION. FMC’s attorneys will review and modify the LICENSED PATENT APPLICATIONS. FMC attorneys will receive complete copies of all LICENSED PATENT APPLICATION files, be copied on all correspondence and review all substantive papers in advance of filing. FMC will incur costs at its own discretion. However, in the event that BioProgress’ costs associated with prosecuting the LICENSED PATENT APPLICATIONS in Exhibit A are greater than twenty percent (20%) of the royalties received from FMC pursuant to the exclusive license in any one year during the term, then FMC shall be obligated to contribute fifty percent (50%) of the excess costs. All out-of-pocket costs incurred by FMC in the prosecution of BioProgress’ LICENSED PATENT APPLICATIONS shall be credited against future royalty payments, provided however that FMC may credit against no more than twenty percent (20%) of royalties due in each quarter (and the balance of such out-of-pocket costs may be applied against future royalties due under this Agreement, provided that FMC may credit against no more than twenty percent (20%) of the royalties due in each such subsequent quarter).

2.8 As between the parties hereto: Improvement inventions to the NRobe™ System made by FMC shall be owned by FMC. Improvement inventions to the NRobe™ System (i) made by BioProgress shall be owned by BioProgress (but shall be subject to the licenses granted in Articles 2.1 and 2.2 during the term of this Agreement), and (ii) made jointly by FMC and BioProgress shall be owned by FMC, provided that, following any termination of this Agreement, such jointly developed improvements shall be owned by FMC and BioProgress as of the effective date of such termination. As used herein, “Improvement inventions” and “improvements” shall mean any modification of NRobe™ described in a LICENSED PATENT APPLICATION or granted patent specified in Exhibit A that, unlicensed, would infringe one or more claims of any patent granted from LICENSED PATENT APPLICATIONS. The parties agree that inventorship shall be determined in accordance with United States patent law, provided, however, that, without limiting the foregoing, in preparing patent applications for improvement inventions, each party shall follow the laws of the country in which such application is being filed.

2.9 FMC Minimum Performance. For FMC to maintain the exclusive licenses granted herein, FMC must: (1) by the end of the first three year period, said first three year period beginning on either the date of the first retail commercial sale of an NRobe™ Solid Form by a purchaser of an NRobe™ Equipment machine (meaning a machine designed to produce NRobe™ Solid Form with NRobe™ Film which is within the definition of NRobe™ Equipment in Article 1.1) from FMC or January 1, 2007, whichever is sooner, place orders for * NRobe™ Equipment machines from BioProgress Plc; and (2) during the second three (3) year period (beginning immediately at the end of the first three year period), place orders for an additional * NRobe™ Equipment from BioProgress, in both cases, with delivery of NRobe™ Equipment machines occurring within the calendar year remaining following such order, or within nine (9) months of the date of the order, whichever is the later (and for the avoidance of doubt there shall be no breach of this Articles 2.9 by FMC if there shall be a failure to deliver on schedule). Any orders placed by FMC prior to the beginning of the first three year period shall be counted toward FMC’s minimum performance in the first three year period if delivered as provided above. Any orders placed by FMC in excess of * in the first three year period shall be counted toward FMC’s minimum performance in the second three year period if delivered as provided above. FMC shall be considered to have fully met all its minimum performance obligations under the first and second three (3) year periods once it places * orders regardless when such occurs if delivered as provided above. Should FMC not meet its minimum performance requirements in either the first or second three year period, then FMC may elect within ninety (90) days of the end of the respective three year periods to maintain exclusivity by paying to BioProgress an amount of * times the amount of the number of orders for NRobe™ Equipment machines needed to meet the minimum performance in the relevant three year period. In the event FMC has not placed the minimum orders of NRobe™ Equipment machines during the first and second three (3) year periods for delivery as provided above and does not make such payments to maintain exclusivity, then FMC’s licenses hereunder shall be non-exclusive.

2.10 Nothing in this Agreement shall be construed as limiting BioProgress’ rights to make, use, sell, import and offer for sale any dosage or solid form of TabWrap, Septum and Swallow as defined herein.

Article Three – Grant of Rights To TECHNICAL INFORMATION

3.1 Each of BioProgress Plc and BioProgress grants to FMC an exclusive, worldwide license to use the TECHNICAL INFORMATION in the field of the NRobe™ system, and BioProgress shall receive from FMC (i) a non-exclusive, worldwide, royalty free, perpetual license to make, use, sell, import and offer for sale TabWrap, Septum and Swallow utilizing the TECHNICAL INFORMATION for NRobe™ Systems including BioProgress improvements thereto, and (ii) a non-exclusive, worldwide, royalty free, perpetual license to make, use, sell, import and offer for sale the NRobe™ Film utilizing the TECHNICAL INFORMATION for NRobe™ (x) pursuant to the Film Supply Agreement, and (y) in the fields of TabWrap, Septum and Swallow. Each of FMC and BioProgress shall have the right to sublicense the rights granted to it under this Article 3.1.

3.2 Each of BioProgress Plc and BioProgress shall disclose to FMC any and all TECHNICAL INFORMATION in accordance with Article Seven herein.

3.3 In order to enable BioProgress Plc and its Contract Manufacturer to meet its obligations under the Equipment Purchase Agreement, FMC shall also grant to BioProgress Plc a limited non-exclusive, fully paid, royalty free worldwide license to use the TECHNICAL INFORMATION pursuant to the license set forth in Article 2.5.

3.4 Unless terminated sooner by BioProgress pursuant to Article 9.2 hereinbelow, FMC’s license herein to TECHNICAL INFORMATION shall be perpetual in the Territory.

Article Four – Warranties, Representations and Guarantees

4.1 BioProgress Plc warrants and represents that to its knowledge it owns or its wholly owned subsidiaries own the intellectual property rights listed in Exhibits A and B, that it is free to enter into this Agreement and that it has no knowledge of any suit, action, or claim instituted or threatened by a third party against BioProgress’ ownership of any of these intellectual property rights or BioProgress ability to grant the rights herein to FMC.

4.2 BioProgress Plc represents, warrants, and covenants that it and its wholly owned subsidiaries have not granted any other license for sale, use or manufacturing of NRobe™ System in the TERRITORY, and other than in respect of the Peter Black Agreements, BioProgress Plc and its wholly owned subsidiaries have not agreed to sell or otherwise provide to any third parties any NRobe™ Equipment.

4.3 To BioProgress Plc’s knowledge, (a) BioProgress Plc, or its wholly owned subsidiaries are the legal and beneficial owner of all LICENSED PATENT

APPLICATIONS, (b) none of the LICENSED PATENT APPLICATIONS are currently involved in any interference, reissue, reexamination, or opposition proceeding, and neither BioProgress Plc nor any of its Affiliates has received any written notice from any third party of any actual or threatened claim or assertion to the contrary, and (c) BioProgress has not received any actual or threatened claim or assertion that the making, using, offering for sale, selling or importing NRobe™ infringes any third party patent.

4.4 BioProgress Plc agrees that it will cause BioProgress to perform its obligations hereunder.

Article Five – Royalties, Reports and Payments

5.1 FMC will pay royalties to BioProgress on the NET SALES PRICE of NRobe™ Film. The royalty rate to be paid on NET SALES PRICE will be calculated on the following basis: (i) in countries where any valid and enforceable patent issuing from the LICENSED PATENT APPLICATIONS specified in Exhibit A exists on the NRobe™ Solid Form and NET SALES PRICE arise in such country * of the NET SALES PRICE of NRobe™ Film in such country, provided that if such a valid and enforceable patent is subsequently granted in any country after royalties hereunder first become due, the royalty rate in the twelve (12) months immediately preceding such grant of a valid and enforceable patent in such country shall be deemed to be * and FMC shall pay such * additional annual royalty in such country (above the amount set forth in clause (ii) below) on the next calendar quarter payment date; and (ii) in those countries having no valid and enforceable patent issuing from the LICENSED PATENT APPLICATIONS specified in Exhibit A on the NRobe™ Solid Form and NET SALES PRICE arise in such country, the royalty rate shall be * of the NET SALES PRICE of NRobe™ Film arising in such country. The type of film sold will not impact the royalty payments.

5.2 FMC will make quarterly royalty payments to BioProgress. Such royalty payment payments shall be due within thirty (30) days after each calendar quarter. The royalty payment shall be based on the NET SALES PRICE of NRobe™ Film arising during the preceding calendar quarter. The term for which royalties will be due shall begin on the date of the first sale of NRobe™ Equipment (or, if earlier, creation of NET SALES PRICE) and expire at midnight on December 31, 2023, at which time FMC shall have a fully paid worldwide license to the LICENSED PATENT APPLICATIONS and TECHNICAL INFORMATION for all subsequent periods.

5.3 FMC will provide a written report to BioProgress accompanying each royalty payment stating in each such report for each customer the number, description, and aggregate NET SALES PRICE for NRobe™ Film sold or otherwise disposed of and a summary schedule of all deductions (by item and by period) used in calculating such NET SALES PRICE during the preceding calendar quarter on which royalty is payable as provided in this Article; it being understood and agreed that, for the avoidance of doubt, FMC shall not be required to provide the names of any customer in such report, however FMC shall provide sufficient detail so that such report can be linked to the respective redacted customer’s contract that FMC provides hereunder.

5.4 FMC will keep records showing the NRobe™ Film sold or otherwise disposed of by it under the license granted herein, such records to be in sufficient detail to enable the royalties payable to BioProgress to be determined. FMC will permit its books and records to be examined once a year for the preceding year during its regular office hours to the extent necessary to verify the reports provided for herein, such examination to be made at the expense of BioProgress by an independent auditor appointed by BioProgress who shall report to BioProgress only the amount of royalty payable for the period under examination. Any such examination must be made within sixty (60) days following the last calendar quarter’s royalty payment in any calendar year in accordance with Article 5.2. If any examination reveals that FMC underpaid the royalties due to BioProgress under this Agreement as to the period being examined, the auditor shall promptly notify both BioProgress and FMC of the perceived discrepancy together with the auditor’s detailing of the asserted discrepancy. At the request of either party, any such discrepancy perceived in the auditor’s report shall be the subject of a prompt meeting between BioProgress and FMC in accordance with the Framework Agreement at which meeting the parties shall discuss the purported discrepancy and attempt to resolve any dispute concerning it. If any examination reveals that FMC underpaid the royalties due to BioProgress under this Agreement as to the period being examined by more than (i) $100,000 and (ii) five percent (5%) of the amount that was payable for such period, then FMC shall pay the cost of the auditor’s examination of the books and records. If BioProgress and FMC shall be unable to resolve the dispute, then at the request of either party it shall be deemed a dispute subject to the provisions of Article Seven of the Framework Agreement. Upon termination of this Agreement for any reason, BioProgress shall have the right within sixty (60) days of such termination to have a final audit conducted by an independent auditor appointed by BioProgress and paid by BioProgress. BioProgress agrees to hold strictly confidential all information concerning royalty payments and reports and all information learned in the course of any audit hereunder, except when it is necessary for BioProgress to enforce its rights under this Agreement. If BioProgress chooses not to audit during the required time period, or if it audits and does not object to any report within sixty (60) days of the date of the last quarter’s royalty payment in any one year is due, the royalty report shall be deemed final, binding and conclusive and not subject to any further review or adjustment for any reason whatsoever.

5.5 Unless otherwise mutually agreed, all monies payable hereunder shall be calculated in U.S. dollars and paid in U.S. dollars at such location as BioProgress may from time to time designate. For the purposes of determining the amount of royalties due for the relevant calendar quarter, the amount of NET SALES PRICE in any foreign currency shall be computed by converting such amount for the relevant calendar quarter into U.S. dollars at the Average Exchange Rate for the calendar quarter (unless mutually agreed, the “Average Exchange Rate” means, for each calendar quarter for each currency in which NRobe™ Film sales to third parties are denominated, the average of the prevailing commercial rate of exchange for purchasing U.S. dollars with such currency for each calendar quarter based on information published in The Financial Times).

5.6 If FMC should fail to pay any amount specified under this Agreement at the due date thereof, the amount owed shall bear interest from the due date until paid at the prime interest rate as reported in the Wall Street Journal on the date the royalty payment is due plus four percent (4%).

5.7 In the event that FMC grants a sublicense in 2004, 2005 or 2006 to all or substantially all of its rights granted herein to a third party prior to the first sale of an NRobe™ Solid Form and FMC receives compensation for any such sublicense, then FMC will pay to BioProgress * of the compensation received for any such sublicense granted in 2004, 2005 and 2006, respectively, and such payment shall not be an off-set for royalties that may be later due to BioProgress from FMC. FMC will not be obligated to share any compensation for any such sublicense granted by FMC after December 31, 2006.

5.8 In the event that FMC enters into an exclusive sublicense with a pharmaceutical manufacturer or other third party during the first three years from the Effective Date hereof for the production and sale of one or more specific drugs or other products and receives monies other than through sales of NRobe™ Film for such exclusive sublicense, then such monies will be shared with BioProgress as follows: (1) if FMC grants such a sublicense during the first year from the Effective Date hereof, * percent (*%) of such monies to BioProgress; (2) if FMC grants such a sublicense within the second year from the Effective Date hereof, * percent (*%) of such monies to BioProgress; and (3) if FMC grants such a sublicense during the third year from the Effective Date hereof, * percent (*%) of such monies to BioProgress. The amount due to BioProgress under this Article 5.8 shall be based on the total amount of monies received by FMC for the exclusive sublicense, less any development cost or expenses incurred by or on behalf of FMC in respect of such sublicensing project (including for the avoidance of doubt any internal overhead costs but only to the extent it reasonably relates to such project). Any such monies paid to BioProgress under this Article shall be credited against royalties owed to BioProgress by FMC, provided such crediting shall only be for a period of six (6) years from the date of receipt of such payment by FMC, and for the avoidance of doubt, thereafter royalties owed to BioProgress shall continue free of any such deduction.

Article Six – Intellectual Property

6.1 Existing Intellectual Property – All Intellectual Property existing as of the Effective Date of this Agreement shall remain the sole property of the party owning it as of the Effective Date of this Agreement. Except for the licenses expressly granted herein between the parties or in any Agreement executed herewith (such as the Trademark Assignment Agreement) as referred to in the Framework Agreement, no rights to any know-how, trade secrets, copyrights, trademarks, patent applications or patents of any party existing as of the Effective Date of this Agreement are granted herein or otherwise to the other Party.

6.2 New Intellectual Property – Subject to Articles 2.1 and 2.2, any new inventions, discoveries, trade secrets, know-how, etc., whether patentable or not, developed solely by BioProgress or by BioProgress Plc after the Effective Date of this Agreement relating to NRobe™ (but excluding BioProgress patents and patent applications containing claims applicable to TabWrap, Septum and Swallow having no applicability to the NRobe™ System) shall be solely owned by BioProgress or by BioProgress Plc, as applicable, and be considered to be LICENSED PATENT APPLICATIONS subject to the terms and conditions of this Agreement. Any new inventions, discoveries, trade secrets, know-how, etc., whether patentable or not, developed solely by FMC after the Effective Date of this Agreement relating to NRobe™ shall be solely owned by FMC. Any new inventions, discoveries, trade secrets, know-how, etc., whether patentable or not, developed jointly by BioProgress or by BioProgress Plc, as applicable, and FMC after the Effective Date of this Agreement relating to NRobe™ shall be solely owned by FMC (subject to Article 2.8). FMC will file patent applications directed to any new inventions relating to NRobe™ invented solely by FMC or jointly with BioProgress or with BioProgress Plc, as applicable, after the Effective Date of this Agreement at its discretion and expense. For the avoidance of doubt, if any such new intellectual property developed solely by BioProgress or by BioProgress Plc, as applicable, claims technology in a patent or patent application applicable to the NRobe™ System, as well as to TabWrap, Septum and Swallow, such new patent or patent application shall be considered to be a LICENSED PATENT APPLICATION within Article 1.3 above.

Article Seven – Technology Transfer

7.1 First Phase – Report and Document Transfer - Within thirty (30) days of the Effective Date of this Agreement, BioProgress will provide FMC with a detailed report providing the information requested in attached Exhibit C. BioProgress also agrees to provide copies of all data, information, laboratory notebooks, reports, equipment drawings, etc. to FMC (at BioProgress’ expense) related to each of NRobe™ Solid Form, NRobe™ Process, NRobe™ Equipment and NRobe™ Film. This includes any such documents relating to stability, dissolution and other performance criteria/characteristics of the NRobe™ Solid Form and NRobe™ Film, as well as any comparisons to products currently on the market (tablets, capsules, etc.).

7.2 Second Phase - BioProgress, FMC and Equipment Contract Manufacturer – Within forty five (45) days of the Effective Date of this Agreement, BioProgress, FMC and the Contract Manufacturer will meet at a location to be agreed by FMC to discuss the current state of the NRobe™ Equipment and its further development.

7.3 Third Phase – Presentation, Demonstration, and Follow-Up – Within sixty (60) days of the Effective Date of this Agreement, BioProgress shall provide a technical presentation to FMC that summarizes the current state of the technology relating to the NRobe™ Solid Form, NRobe™ Process, NRobe™ Equipment and NRobe™ Film. Unless otherwise mutually agreed, FMC will travel to BioProgress’ facility in March, UK for this presentation at FMC’s expense. This presentation will be given by at least one of Malcolm D. Brown, Jason Teckoe, Ian Thompson and Edward Z. Nowak. This presentation shall last one (1) full day, and FMC shall have two (2) full days for follow-up and access to all key personnel including Malcolm D. Brown, Jason Teckoe, Ian Thompson and Edward Z. Nowak and others as is deemed necessary by FMC. In addition to the presentation, BioProgress will conduct a complete technical demonstration at BioProgress’ facility in March, UK or other location to be mutually agreed whereby BioProgress will in the presence of FMC: 1) make the NRobe™ Film; and 2) make the NRobe™ Solid Form. After completion of the demonstration, FMC and BioProgress shall meet for two (2) days where FMC can seek clarification/ask questions, etc. with respect to the technology transfer. BioProgress will make all individuals available for such demonstration and follow-up as may be requested by FMC.

7.4 Fourth Phase – FMC Testing – Within seventy five (75) days of the Effective Date of this Agreement, BioProgress shall be available for 1-2 days to discuss with FMC any issues arising out of FMC’s Testing relating to NRobe™. BioProgress will make all individuals available for such discussion as may be requested by FMC.

7.5 Certification – Within five (5) days after completion of each phase under this Article, BioProgress shall certify in writing that, to the best of their knowledge, all obligations arising within the phase have been met. FMC shall within five (5) days of receipt of BioProgress’ written statement of completion either accept completion of the phase, such acceptance not to be unreasonably withheld or provide a detailed explanation in writing as to what is still to be provided. If the parties cannot agree on whether any phase has been completed, then such dispute shall be subject to the provisions for dispute resolution set forth in Article Seven of the Framework Agreement.

7.6 Expenses and Responsibility – Each party shall bear its own expenses under this Article. BioProgress Plc covenants and agrees to perform and provide all of the matters and information for which BioProgress is responsible under this Article Seven as and to the extent that BioProgress Plc is involved in such relevant activity.

Article Eight – Infringement of Patents by Third Parties; Product Liability; Indemnity

8.1 Third Party Infringement. While and as long as its license under this Agreement is exclusive, FMC is empowered:

a. To bring suit in its own name, or if required by law, jointly with BioProgress, at its own expense and on its own behalf, for infringement or threatened infringement of any patents granting from LICENSED PATENT APPLICATIONS as a result of any third party making, using, offering for sale, selling or importing NRobe™;

b. In any such suit to enjoin infringement to collect for its use, damages, profits, settlements and awards of whatever nature recoverable for such infringement; and

c. To settle any claim or suit for infringement of the patents granting from LICENSED PATENT APPLICATIONS by granting the infringing party a sublicense under the provisions of this Agreement;

and any damages, profits, settlements and awards of whatever nature recovered by FMC less reimbursement of reasonable legal fees incurred by each of the Parties in such recovery shall be shared eighty percent (80%) as to FMC and twenty percent (20%) as to BioProgress (other than in respect of settlements regarding future sales by means of a grant of a sublicense under the provisions of this Agreement).

8.2 Product Liability. *

8.3 FMC. FMC hereby agrees that it shall be responsible for, indemnify, hold harmless and defend BioProgress and its Affiliates, and their respective directors, officers and employees, and their respective heirs, successors and assigns (collectively, the “BioProgress Indemnitees”) from and against any and all Losses suffered or incurred by any BioProgress Indemnitee arising out of, relating to, resulting from or in connection with (a) any third party claims arising out of or relating to the breach of any representation or warranty made by FMC herein, (b) any third party claims arising out of or relating to the default by FMC in the performance or observance of any of its obligations to be performed or observed under the NRobe™ Agreements, and (c) any claim or action which BioProgress is made a party at the request of FMC under this

Agreement (including without limitation pursuant to Article 8.1 above, but not including any such claims or actions arising in relation to Product Liability which shall be dealt with solely in accordance with Article 8.2 above).

8.4. BioProgress. Each of BioProgress and BioProgress Plc hereby agrees that it shall be responsible for, indemnify, hold harmless and defend FMC and FMC’s Affiliates, and their respective directors, officers and employees, and their respective heirs, successors and assigns (collectively, the “FMC Indemnitees”), from and against any and all Losses suffered or incurred by any FMC Indemnitee arising out of, relating to, resulting from or in connection with (a) * (b) any third party claims arising out of or relating to the breach of any representation or warranty made by BioProgress herein, and (c) any third party claims arising out of or relating to the default by BioProgress in the performance or observance of any of its obligations to be performed or observed under the NRobe™ Agreements, but not including any such claims or actions arising in relation to Product Liability which shall be dealt with solely in accordance with Article 8.2 above.

8.5. Notice of Claims. A Party seeking indemnification pursuant to this Article 8 (an “Indemnified Party”) shall give prompt notice to the party from whom such indemnification is sought (the “Indemnifying Party”) of the commencement or assertion of any claim by an unaffiliated third party (which in no event includes any claims by any BioProgress Indemnities or FMC Indemnitees) (“Third Party Claim”) in respect of which indemnity may be sought hereunder, shall give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, and shall not make any admission concerning such Third Party Claim, unless such admission is required by applicable law or legal process, including in response to questions presented in depositions or interrogatories. Any admission made by the Indemnified Party, except for an admission required by applicable law or legal process, or the failure to give such notice shall relieve the Indemnifying Party of any liability hereunder only to the extent that the ability of the Indemnifying Party to defend such Third Party Claim is prejudiced thereby. The Indemnifying Party shall have the right, exercisable by written notice to the Indemnified Party within thirty (30) days of receipt of notice from the Indemnified Party of the commencement or assertion of a Third Party Claim, to assume and conduct the defense of such Third Party Claim with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party; provided that (A) the Third Party Claim involves (and continues to involve) solely monetary damages and the Indemnifying Party expressly agrees in such notice that, as between the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be solely obligated to satisfy and discharge the Third Party Claim; (B) the defense of such Third Party Claim by the Indemnifying Party will not, in the reasonable judgment of the Indemnified Party, have any continuing material adverse effect on the Indemnified Party’s business; and (C) the Indemnifying Party makes reasonably adequate provision to ensure the Indemnified Party of the ability of the Indemnifying Party to satisfy the full amount of any adverse monetary judgment that may result (the conditions set forth in clauses (A), (B) and (C) are collectively referred to as the “Litigation Conditions”). The Indemnified Party shall not settle such Third Party Claim within such thirty (30) day period. Subject to the initial and continuing satisfaction of the Litigation Conditions, the Indemnifying Party shall have full control of such Third Party Claim, including settlement negotiations and any legal proceedings. If the Indemnifying Party does not assume the defense of such Third Party Claim in accordance with this Article 8.5, the Indemnified Party may defend the Third Party Claim.

The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control), at its own expense (subject to the immediately succeeding sentence), the defense of any Third Party Claim which the other is defending as provided in this Agreement. The Indemnifying Party shall not be liable for any litigation costs or expenses incurred, without its consent, by the Indemnified Party where the action or proceeding is under the control of the Indemnifying Party; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend such Third Party Claim, the Indemnified Party may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses paid or incurred in connection therewith.

The Indemnifying Party, if it shall have assumed the defense of any Third Party Claim as provided in this Agreement, shall not consent to a settlement of, or the entry of any judgment arising from, any such Third Party Claim to the extent such Third Party Claim involves equitable or other non-monetary relief from the Indemnified Party. No party shall, without the prior written consent of the other Party, enter into any compromise or settlement which commits the other Party to take, or to forbear to take, any action. Whether the Indemnifying Party chooses to defend or prosecute any Third Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

The Parties agree and acknowledge that the provisions of Articles Four and Eight represent the Indemnified Party’s exclusive recourse with respect to any Losses for which indemnification is provided to the Indemnified Party under this Agreement.

8.6. Liability.

(a) NONE OF THE PARTIES HERETO WILL BE LIABLE TO THE OTHER PARTIES FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, OR FOR LOST

PROFITS OF THE OTHER PARTIES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES. NOTHING IN THIS ARTICLE 8.6 IS INTENDED TO LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER THIS AGREEMENT WITH RESPECT TO THIRD PARTY CLAIMS. THE PARTIES ACKNOWLEDGE AND AGREE THAT NO REPRESENTATION OR WARRANTY IS MADE AS TO WHETHER THE TECHNOLOGY CLAIMED IN THE LICENSED PATENT APPLICATIONS IS FIT FOR ANY PARTICULAR PURPOSE.

(b) Notwithstanding anything to the contrary contained in this Agreement, in the case of any claim by any Party alleging any breach of this Agreement by the other Party, any payment obligation pursuant to this Agreement (including without limitation pursuant to Article 5) (the “Payment Obligations”), will not be considered as constituting special, incidental, indirect or consequential damages under this Agreement (and, accordingly, nothing in this Article 8.6 shall prevent the recovery or inclusion of Payment Obligations in the definition of “Losses”).

Article Nine – Term and Termination

9.1 Unless otherwise terminated in this Article Nine, this Agreement and the licenses granted hereunder to FMC shall run until expiration of the last to expire patent granted from LICENSED PATENT APPLICATIONS and shall thereupon terminate.

9.2 BioProgress may terminate this Agreement by notice in writing to FMC, if (i) FMC shall have failed to pay in full any 2 quarterly royalty payments in accordance with Article 5 and such amounts remain outstanding thirty (30) days after such second quarterly royalty payment was due, or (ii) FMC shall have deliberately misrepresented any revenues derived by or payable to FMC or its Affiliates or sublicensees from or on account of the sale of NRobe™ Film to third parties.

9.3 FMC may terminate this Agreement by notice in writing upon thirty (30) days prior written notice to BioProgress, if BioProgress shall have committed any willful breach hereof, and such breach if capable of remedy is not remedied within ninety (90) days of written notice from FMC of such breach, where such breach is material to this Agreement taken as a whole over the anticipated duration of the Agreement.

Article Ten – Incorporation by Reference; Sublicenses; Assignment

10.1 Articles 4, 5, 7, 8 and 9 of the Framework Agreement executed herewith are incorporated herein by reference. In the event of any transfer of LICENSED PATENT APPLICATIONS pursuant to Article 8 of the Framework Agreement, all payments under Article Five hereunder shall continue as if no such transfer had occurred.

10.2 FMC shall ensure that the grant of any sublicense of rights under this Agreement shall not exceed the scope of the license granted under this Agreement and that the terms of such sublicense shall not be in conflict with the terms of this Agreement. If FMC sublicenses its rights to sell NRobe™ Film under this Agreement to a sublicensee, FMC shall pay to BioProgress the royalty set forth in Article Five based on the NET SALES PRICE of NRobe™ Film sold by any such sublicensee, and BioProgress shall be entitled to no further compensation (subject to Articles 5.7 and 5.8). FMC shall advise BioProgress in writing of any such sublicense and provide BioProgress with a copy of the financial provisions of any sublicense within thirty (30) days of execution of such sublicense redacted so that the identity of the sublicense remains confidential.

10.3 FMC agrees to use its reasonable commercial efforts to develop, commercialize and otherwise exploit NRobe™ and to promote the increasing demand for products using this technology.

10.4 Notwithstanding anything to the contrary contained herein, each party shall retain all right, title and interest in and to its respective corporate name and logo. No rights express or implied to any present or future Intellectual Property owned by FMC are granted herein to BioProgress.

10.5 This Agreement may not be assigned to a third party by either party without the prior written consent of the other party, provided however, that FMC may freely assign the NRobe™ Agreements, or delegate performance under any of the NRobe™ Agreements to any FMC subsidiary for so long, only, as such subsidiary remains a subsidiary of FMC in which case FMC shall, nonetheless, remain liable to BioProgress for any acts or omissions of such subsidiary in relation to the NRobe™ Agreements so assigned or delegated, and for the purposes of this Agreement “Subsidiary” shall mean a corporation or other entity, a majority of the Voting Shares of which is at the time owned, directly or indirectly, by a party to this Agreement or by one or more other subsidiaries, or by a party to this Agreement and one or more other subsidiaries, and Voting Shares shall mean stock or other securities of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock or other securities of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

10.6 This Agreement is subject to the laws of the Commonwealth of Pennsylvania without regard to its conflict of interest rules.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first mentioned above.

BioProgress Technology International Inc.		FMC Corporation

By	/s/ Graham Hind	By	/s/ Theodore H. Butz
Date:	February 3, 2004	Date:	February 3, 2004

B ioProgress PLC

By	/s/ Graham Hind
Date:	February 3, 2004

Exhibit A – BioProgress Patent Applications

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Exhibit B – BioProgress Patents and Patent Applications - Films

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Exhibit C – Technology Transfer Report

NRobe™ Solid Form

Describe in detail the NRobe™ Solid Form and the method for its preparation.

Describe all key parameters for the NRobe™ Solid Form; e.g., film composition, stability and thickness; dissolution characteristics; stability; customer studies; bioavailability studies; degree of compression; effects of fill material on the film; etc. This should include a detailed description of the test protocols for such parameters.

NRobe™ Process

Describe in detail the NRobe™ Process.

NRobe™ Equipment

Describe in detail the NRobe™ Equipment and the method for its preparation and use.

Does a User Requirement Specification exist for the various scales of NRobe™ Equipment? If so, how was it put together?

What are the views of BioProgress on the most difficult aspect(s) of the equipment development?

What are the important film attributes in assessing equipment performance?

NRobe™ Film

Describe the composition of the NRobe™ Film and the method for its use and preparation.

Describe how the current NRobe™ Film was derived in terms of mechanical and thermoforming properties, including detail on methodologies used and key factors/decisions that were addressed and considered along the way, including, e.g., key parameters for the NRobe™ Film to make the NRobe™ Solid Form, and key parameters to be used in the NRobe™ Process and NRobe™ Equipment.

Describe all test procedures for analyzing the NRobe™ Film.